P&O

Established 1837

02049484

eninsular and Oriental
n Navigation Company
ll Mall
on SW1Y 5EJ

hone (020) 7930 4343
acsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

15 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~, 450 Fifth Street
Washington
D.C. 20549
USA

3011 3-2

SUPPL

SEC MAIL PROCESSING
82-2083
AUG 2 2 2002
WASH. D.C. 180 SECTION

Dear Sirs

P&O TRADING UPDATE: APRIL TO JUNE 2002

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

Liz Eddington
Company Secretariat

enc

dlw 8/27

82-2083

P&O

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 15 AUGUST 2002

P&O TRADING UPDATE: APRIL TO JUNE 2002

This is the second quarter update in 2002 for P&O's ports, logistics and ferries businesses. The next quarterly update (July to September 2002) is provisionally scheduled for 14 November. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's interim results which are expected to be announced on 12 September 2002.

Highlights for Q2

- Organic growth in Ports' container volumes was 16% in Q2, with Asia particularly strong but some specific pressures elsewhere including Argentina;
- P&O Trans European experienced slow trading conditions but with some contract wins;
- P&O Cold Logistics achieved another strong performance in ANZ but a disappointing Q2 in the USA;
- P&O Stena Line achieved strong growth in on-board spend together with improved rates for both freight and tourist vehicles; and
- P&O Ferries experienced relatively flat freight and tourist volumes with pressure on rates.

P&O Nedlloyd, in which P&O has a 50% interest, is reporting its trading and financial results for Q2 today. These indicate a more difficult trading outlook than previously expected for the second half of 2002 and hence a full year result below the current market consensus.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

PORTS

Throughput

(TEU[1] '000)

	Q2		Year to date	
	2002	**2001**	**2002**	**2001**
Asia	1,505	1,052	2,740	2,041
Americas	472	476	911	952
Europe	693	573	1,298	1,110
ANZ	322	285	623	567
Total	**2,992**	**2,386**	**5,572**	**4,670**

(1) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business. In 2001 container terminals accounted for approximately 75% of the total operating profit reported for P&O Ports, the remainder coming from other port services.

Key Points

1. Overall throughput for Q2 2002 was 25% up on 2001 with 16% attributable to organic growth. Year to date throughput is 19% higher than 2001 with 12% attributable to organic growth, comfortably ahead of estimates of overall industry growth. Some of this growth, however, has been in lower yielding terminals.

2. Trading conditions in Asia are strong. Other regions are also positive but with one or two softer results, notably in Argentina and our terminal in Antwerp. The bulk and general business has been impacted by weak economic conditions in the first half.

Asia

3. NSICT in India continues to trade strongly. In May, NSICT recorded its highest ever monthly throughput for the third month running.

4. Chennai Container Terminal in India, which commenced operations under P&O control in November 2001, is now providing a good level of service. Ship waiting times have been eliminated. Further improvements will be made once new equipment arrives later this year. During June the first ever mainline vessel called at Chennai as part of the Indafex Far East service.

5. The staged transfer of volume from the old port in Qingdao to the new facilities in QQCT has accelerated in recent months with the transfer of Japan, South East Asia and Hong Kong trades completed either ahead of or on schedule. All international trades will be transferred to QQCT prior to the year-end.

6. As announced in July, P&O has entered into a joint venture agreement for the development of a new container terminal adjacent to the existing Shekou facility. The joint venture will have a term of 50 years and will double the capacity of the existing terminal to 1.8m teus. P&O's share of the development cost will be approximately US$40m.
7. At Surabaya, Indonesia there has been growth in international volumes of 7.5% year to date. A 12% tariff increase becomes effective from 1 September.
8. In Manila the domestic terminal being developed by ATI for use by WG&A, the largest domestic shipping company, will commence operations in September.
9. The port of Laem Chabang, Thailand is experiencing year on year growth of approximately 15%. LCIT has seen volumes in the first half of the year grow by 58% following market share gains made late in 2001.

Americas

10. The recession in Argentina continues to have a significant impact on TRP. Year to date import cargo is 55% lower than in 2001. Volumes appear to have reached a floor but no short-term recovery is expected. Export cargo during the same period has increased by little more than 1% due to the difficulties caused by a lack of credit. TRP has been successful in maintaining revenues in US$.
11. The first two new cranes commenced operation at Port Newark Container Terminal in May. The terminal redevelopment is projected to be complete by year-end resulting in an increase in capacity to approximately 700,000 teus and significant operational improvements.
12. The impact of US tariffs on steel imports and recent bans on poultry exports have impacted the non-containerised activities of P&O Ports North America. However, the cruise season in New York has commenced well.

Europe

13. Volumes at Southampton continue to be significantly higher than in the previous year, most of which can be attributed to market share gains.
14. The port of Antwerp has experienced unusually low general cargo volumes during the quarter, which has adversely impacted results from that operation.
15. It has been announced that the concurrent Public Inquiries into the commercial development (OPA) and non-port rail works (TWAO) for London Gateway will commence on 21 January 2003. The Harbour Empowerment Order (HEO) for the port was published in final form on 26 July 2002 along with the final Environmental Statement. It is hoped that the possible Inquiry into the port development itself will be consecutive with those for the commercial development and non-port rail works. The expectation is that the HEO part of the Inquiries will commence in Spring 2003.

ANZ (Australia and New Zealand)

16. Volumes handled in all Australian ports for the first half of the year were higher than in 2001. Market share remains stable.

LOGISTICS

P&O Trans European

1. P&O Trans European experienced slow trading conditions in Q2.
2. Contract Logistics volumes in the main markets of the UK, Germany and France were at similar levels to those experienced in Q1. Slower conditions were experienced in Q2 in the previously faster growing markets of Spain and Eastern Europe. However, despite market weakness, significant contracts were won in Q2 in the chemical, industrial and consumer segments and action was taken to reduce costs. These developments should underpin some improvement in the business in H2.
3. The specialist data management and storage business was strengthened by the acquisition of a London based company, House of Hill, in April. The acquisition generates over £1m of profit per annum and will reinforce Trans European's market position in this rapidly growing sector and complement existing operations in UK/Ireland and Germany.
4. The much smaller Unit Loads business experienced sluggish volumes in both its Continental and Irish markets. However, reduced throughput was partly compensated by a lower cost base, following continued restructuring.

Cold Logistics

1. P&O Cold Logistics had a mixed quarter and experienced broadly similar trends to the previous quarter.
2. In Australasia the business continued to report strong and stable growth, driven by productivity gains, cost control and business gains aided by the integration of the Eskimo Logistics Group in New Zealand. The retail business remains strong and a major customer contract was extended for a further 2 years. Volumes from existing food manufacturing customers increased and several contract gains were made in New Zealand.
3. In the US, competitive pressure in California and Texas resulted in a disappointing quarter. In Texas, the Dallas facility regained volume and was reporting high occupancy at the end of the quarter. In Houston, restrictions on poultry exports impacted volumes. A new US$20 million, 140,000 cubic metre facility was opened in California in mid-June. Occupancy rose quickly to approximately 70%. A customs brokerage and inspection company was acquired at the end of June for approximately US$2 million. The business services specialised meat/seafood importers and will enable P&O to increase its competitive advantage in that market as well as immediately directing product to the California and Texas facilities.
4. Our much smaller business in Argentina experienced another difficult quarter due to poor economic conditions. P&O is the only operator to retain a US Department of Agriculture license and occupancy has started to improve via gains in export business.

FERRIES

P&O Stena Line (P&OSL)

	Carryings[1] ('000)			
	Q2		Half Year	
	2002	2001	2002	2001
Freight units	274	279	517	561
Tourist vehicles (including coaches)	437	436	726	695
Passengers	3,090	3,106	5,098	4,858

(1) Carryings include P&O Stena Line's two routes – Dover/Calais and Dover/Zeebrugge

1. P&O has completed the purchase of Stena Line's 40% shareholding in P&O Stena Line for approximately £150 million following European Commission clearance. Consolidation of the ferry businesses is proceeding on schedule under the P&O Ferries brand. By managing the businesses together P&O will be able to maximise synergies and growth opportunities and build on the strengths of a single well known brand name.
2. Consultations have taken place with employee representatives and it has been confirmed that the Dover/Zeebrugge route will close at the end of this year.

Freight

1. The total Short Sea freight market recorded growth of 7% in Q2 and 5% for the half-year compared to 2001. Although down on the exceptional growth of 9% in Q2 and 10% for the half-year reported in 2001 the further increases are indicative of a strongly growing market.
2. P&OSL Q2 carryings were 2% below Q2 last year and 8% down for the half-year compared to 2001. This was largely due to SeaFrance increasing capacity by a third, as noted in Q1, a 17% increase in capacity by Norfolk Line due to more sailings per day, and a firm rate stance adopted by P&OSL.
3. Average rates for the period are encouraging, showing an increase of 4% over Q2 2001, more than offsetting the slight fall in carryings in the quarter and enabling higher total freight revenue to be achieved. For the half-year, rates are 3% above 2001.

Tourist vehicles and Passengers

1. The overall tourist vehicle market is broadly in line with last year for the half year but shows a slight 1% fall in Q2.
2. P&OSL's tourist vehicle carryings increased by 4.5% for the half year and recorded a small increase in Q2 compared to 2001. Average car rates for the half year were 2% higher than 2001.
3. The total passenger market was down 1% in the half year and 4% down in Q2 compared to 2001. P&OSL carryings were 5% above 2001 for the half year but 0.5% down in Q2. On board sales per passenger continued the strong growth reported in 2001, with average sales per passenger 13% higher than in the half year last year.
4. Forward bookings for the summer are above last year and bookings from the Continent have improved following the advertising campaign launched in May by the British Tourist Authority. P&OSL, P&O and Stena Line were major contributors to the campaign.

P&O Ferries (excluding P&O Stena Line)

	Carryings[1] ('000)			
	Q2		Year to date	
	2002	2001	2002	2001
Freight units	341	336	675	669
Tourist vehicles (including Coaches)	275	272	412	393
Passengers	1,130	1,140	1,819	1,759

(1) Carryings are an aggregation of P&O's other ferry routes around the UK, namely North Sea, Irish Sea, Western Channel and Scottish Isles.

1. P&O North Sea Ferries closed its operations at Felixstowe on 31 July. The three ferries that previously operated the Felixstowe – Rotterdam routes were sold to Stena Line for £12 million and the crews transferred.

Freight

1. Freight carryings increased by 1.5% in Q2 compared to last year and were 1% up for the half year. There was continuing pressure on rates.
2. Irish Sea volumes increased by 12% in Q2 and 10% for the half-year in a flat market. A good result was achieved on the Larne – Cairnryan route and the Northern routes (Larne – Fleetwood and Larne – Liverpool). Delay in delivery of a second ramp at Dublin impacted the Dublin – Liverpool/Mostyn routes but it has become operational from mid-July resulting in improved scheduling.
3. North Sea volumes decreased 8.5% in Q2 and 8% for the half-year, due to reduced capacity, which had a beneficial impact on costs. Announcement of the closure of the Felixstowe operations led to a reduction in volumes on those routes.

Tourist vehicles and Passengers

1. Passenger and tourist vehicle volumes for Q2 were at broadly similar levels to last year despite the fact that Easter occurred in Q1 this year. Tourist vehicle volumes were 1% up in Q2 and 5% up for the half-year compared to 2001. Rates in the first half-year were generally down on those for the first half of 2001. Passenger volumes were 1% down in Q2 and 3% up for the half-year compared to 2001.
2. Tourist vehicle volumes were notably higher on the Irish Sea where greater tourist capacity was available on several routes. The new European Highlander was successfully introduced on the Larne – Cairnryan route in July alongside her sistership the European Causeway. On the North Sea the new and refurbished ships continue to do well although the strength of the pound has resulted in tourist traffic being lower than expected.

(ends)

P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

15 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083
SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2002
WASH. D.C.
180

Dear Sirs

P&O NEDLLOYD RESULTS: SECOND QUARTER 2002

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington

Liz Eddington
Company Secretariat

enc

82-2083

P&O

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), THURSDAY 15 AUGUST 2002

P&O NEDLLOYD RESULTS: SECOND QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the second quarter 2002. In general terms it shows that:

- P&O Nedlloyd made an operating loss for the quarter of $46 million compared to a profit of $46 million in Q2 2001;
- volumes were 13 per cent higher than Q2 2001;
- average revenue rates were down 15 per cent on Q2 2001 and 1.5 per cent on Q1 2002;
- the cost savings programmes are on schedule with $190 million on an annualised basis achieved so far this year; and
- for the market as a whole there is continuing pressure from increasing supply while demand, although currently strong, is subject to some uncertainty.

Further information: Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q2 2002	Q2 2001	Year to Date 2002	Year to Date 2001
Throughput (teus)				
Europe/Asia	287,500	268,900	551,300	527,800
North/South & Cross Trades	332,900	291,700	617,700	554,800
North America	278,700	233,400	521,800	438,800
Total	**899,100**	**794,000**	**1,690,800**	**1,521,400**
Average revenue per teu	1,131	1,331	1,139	1,359
Revenue	1,017	1,057	1,926	2,067
Operating profit/(loss) before interest and tax (before restructuring costs)	**(46)**	**46**	**(112)**	**78**
Restructuring costs	(15)	(0)	(17)	(1)
Operating profit/(loss) before interest and tax (after restructuring costs)	(61)	46	(129)	77
Net profit on sale of fixed assets	10	0	6	0
Interest, minorities and other items	(10)	(14)	(22)	(27)
Profit/(loss) before tax	**(61)**	**32**	**(145)**	**50**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

4. Profit on sale of fixed assets includes the sale of Beagle House in London and the disposal of vessels.

KEY POINTS

1. The $46 million operating loss for Q2 2002 (before restructuring costs of $15 million) compares with a loss of $66 million (before $2 million restructuring costs) in the previous quarter and an operating profit of $46 million in Q2 2001.

2. The major factor impacting the result was the continuing decline in revenue rates which dropped 15 per cent compared to the same period last year. The Europe/Asia and Transpacific trades were particularly affected. The rate of reduction has, however, declined significantly, with a fall of only 1.5% compared to Q1 2002. Revenue rates are now improving on some trades, including Europe/Asia. These improvements will, however, take some time to come through because of the duration of normal shipping contracts and their overall effect will as always depend on broader trends in supply and demand.

3. Volume growth continued to exceed expectations. In Q2 it was 13 per cent up on Q2 2001 with particularly strong increases in the North America and Cross Trades. Overall utilisation increased to 83 per cent compared with 80 per cent in Q2 2001. Laid up ship capacity continues to reduce and is now below 3 per cent of PONL's total capacity.

4. The Q2 result was also adversely affected by rising fuel costs. Although slightly down on last year they are significantly higher than in Q1 2002.

5. Good progress continues to be made with cost savings programmes which are on schedule to achieve a $350 million reduction by the end of 2003. At the end of June 2002, achieved savings totalled $190 million on an annualised basis, well on the way to a new $250 million end of 2002 target, $50 million more than previously announced. The unit cost of overheads in Q2 2002 was 12% down on the previous year.

6. The industry remains affected by overcapacity and the prospects for world economic growth continue to be uncertain. The recent weakness in the US dollar will potentially have a negative impact on the result for the second half year. P&O Nedlloyd's restructuring and cost savings programmes will enhance its competitive position when the upturn comes.

(ends)